UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Activision Blizzard, Inc.

(Name of Issuer)

Common Stock, $0.000001 par value

(Title of Class of Securities)

00507V109

(CUSIP Number)

George E. Bushnell III, Esq.

Senior Vice President and Deputy General Counsel

Vivendi S.A

800 Third Avenue, 5th Floor

New York, New York 10022

Telecopy: (212) 572-7496

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507V109	SCHEDULE 13D/A

1.	Names of Reporting Persons Vivendi S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,499,688
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 41,499,688
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,499,688
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13.	Percent of Class Represented by Amount in Row (11) 5.8%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]	Based upon 715,726,100 shares of common stock outstanding as of May 21, 2014, as provided by the Issuer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on July 18, 2008 (the “Original Filing”), as amended by Amendment No. 1 thereto filed on November 17, 2011 (“Amendment No. 1”), Amendment No. 2 thereto filed on July 30, 2013 (“Amendment No. 2”) and Amendment No. 3 thereto filed on October 15, 2013 (“Amendment No. 3” and together with the Original Filing, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), by the Filing Person relating to the common stock, par value $0.000001 per share (“Common Stock”) of Activision Blizzard, Inc., a Delaware corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 2 of the Schedule 13D is hereby amended as follows:

The third paragraph of Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director of Vivendi is set forth in Schedule I and is incorporated into this Item 2 by reference. The name, present principal occupation or employment and citizenship of each executive officer of Vivendi is set forth in Schedule II and is incorporated into this Item 2 by reference.

Item 3

No applicable amendment.

Item 4

Item 4 of the Schedule 13D is hereby amended and supplemented to reflect the following:

On May 21, 2014, Vivendi entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Issuer, Barclays Capital Inc. (“Barclays”) and Credit Suisse Securities (USA) LLC (together with Barclays, the “Underwriters”). The Underwriting Agreement provides for the sale of 41,499,689 Shares at a price of $20.54 per share by Vivendi to the Underwriters (the “Sale”) upon the terms and subject to the conditions thereof. In connection with the Sale, the Issuer filed a prospectus supplement on May 23, 2014 (the “Issuer Prospectus Supplement”).

The Sale closed on May 28, 2014. After giving effect to the Sale, the Reporting Person owned in the aggregate 41,499,688 Shares.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed as Exhibit F hereto and incorporated into this Item 4 of this Schedule 13D by reference.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date of this Amendment, the Filing Person beneficially owned in the aggregate 41,499,688 Shares, constituting 5.8% of the outstanding Shares. The percentage of Shares owned is based upon 715,726,100 Shares outstanding as of May 21, 2014, as provided by the Issuer.

(b) The number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Person is set forth on the cover pages in items 7 through 10. The information in such items is incorporated herein by reference.

(c) The following transaction was effected in the past 60 days:

Vivendi sold 41,499,689 Shares at a price of $20.54 per share pursuant to the Underwriting Agreement and the Issuer Prospectus Supplement. The Sale closed on May 28, 2014.

(d) Not applicable.

(e) Not applicable.

Item 6 of the Schedule 13D is hereby amended as follows:

Item 6 of Schedule 13D is hereby amended and supplemented to incorporate by reference the amendments and supplements to Item 4 herein.

Item 7 of the Schedule 13D is hereby amended by adding the following language at the end thereof:

Exhibit F- Underwriting Agreement, dated as of May 21, 2014, by and among Activision Blizzard, Inc., Barclays Capital Inc., Credit Suisse Securities (USA) LLC and Vivendi, S.A. (incorporated by reference to Exhibit 1.1 to Activision Blizzard Inc.’s Form 8-K, filed with the Securities and Exchange Commission on May 23, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2014

VIVENDI S.A.

By:	/s/ George E. Bushnell III
Name:	George E. Bushnell III
Title:	Senior Vice President and Deputy General Counsel

SCHEDULE I

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of Vivendi is set forth below.

Unless otherwise specified, each person listed below is a citizen of France.

Name	Present principal occupation or employment	Principal Business Address and Citizenship (if other than France)

Management Board

Jean-François Dubos	Chairman of the Management Board, Vivendi	42, avenue de Friedland, 75008 Paris, France

Arnaud de Puyfontaine	Senior Executive Vice President, Media and Content Activities, Vivendi	42, avenue de Friedland, 75008 Paris, France

Jean-Yves Charlier	Chairman and Chief Executive Officer, SFR	12, rue Jean-Philippe Rameau, 93634 La Plaine Saint Denis, France Citizen of Belgium

Hervé Philippe	Chief Financial Officer, Vivendi	42, avenue de Friedland, 75008 Paris, France

Supervisory Board:

Jean-René Fourtou	Chairman of the Supervisory Board, Vivendi	42, avenue de Friedland, 75008 Paris, France

Vincent Bolloré	Vice Chairman of the Supervisory Board, Vivendi	42, avenue de Friedland, 75008 Paris, France

Claude Bébéar *	Honorary Chairman of the Supervisory Board, AXA Group	25, avenue Matignon, 75008 Paris, France

Nathalie Bricault	Marketing and Logistics Manager, Investor Relations Department, Vivendi	42, avenue de Friedland, 75008 Paris, France

Pascal Cagni	Non-Executive Director, Kingfisher Plc	69 Courtfield Gardens, Flat 3, London SW5 0NJ, United Kingdom

Daniel Camus	Director, Valeo S.A.	8 chemin de Blandonnet, 1214 Vernier, Geneva, Switzerland

Yseulys Costes	Chairwoman and Chief Executive Officer, 1000mercis	28, rue de Châteaudun, 75009 Paris, France

Alexandre de Juniac	Chairman and Chief Executive Officer, Air France	45, rue de Paris, 95747 Roissy-Charles-de-Gaulle Cedex, France

Philippe Donnet	Director, Gecina	41-43, rue Saint Dominique, 75007 Paris, France

Dominique Hériard Dubreuil	Director, Rémy Cointreau	21, boulevard Haussmann, 75008 Paris, France

Aliza Jabès	Chairwoman, Nuxe group	19, rue Péclet, 75015 Paris, France

Henri Lachmann	Chairman of the Supervisory Board, Schneider Electric SA	35, rue Joseph Monier, 92500 Rueil-Malmaison, France

Pierre Rodocanachi	Chief Executive Officer, Management Patrimonial Conseil	40, rue La Pérouse, 75116 Paris, France

Jacqueline Tammenoms Bakker	Member of the Supervisory Board, Tesco PLC	Duinweg 85, 2585 JV The Hague, The Netherlands; citizen of The Netherlands

*	Mr. Bébéar is a non-voting director.

SCHEDULE II

The name and present principal occupation or employment of each member of the management team of Vivendi is set forth below.

Each of the persons identified below is a citizen of France, with the exception of Simon Gillham, who is a citizen of Britain.

The business address for each person identified below is 42, avenue de Friedland, 75008 Paris, France.

Name	Present principal occupation or employment

Arnaud de Puyfontaine	Senior Executive Vice President, Media and Content Activities, Vivendi

Hervé Philippe	Chief Financial Officer and Member of the Management Board, Vivendi

Régis Turrini	Senior Executive Vice President, Mergers and Acquisitions, Vivendi

Stéphane Roussel	Senior Executive Vice President, Vivendi

Simon Gillham	Senior Executive Vice President, Communications and Public Affairs, Vivendi

Jean-François Dubos	Chairman of the Management Board, Vivendi

Frédéric Crépin	Executive Vice President, General Counsel and Secretary of the Supervisory Board and of the Management Board, Vivendi

Mathieu Peyceré	Executive Vice President, Human Resources, Vivendi